Exhibit 99.1

COSTAMARE INC.
Unaudited Consolidated Balance Sheets
As of December 31, 2015 and September 30, 2016
(Expressed in thousands of U.S. dollars)

	December 31, 2015	September 30, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$106,720
Restricted cash	14,007	6,365
Accounts receivable	1,111	1,218
Inventories (Note 5)	10,578	10,350
Due from related parties (Notes 3 and 9)	6,012	3,346
Fair value of derivatives (Notes 18 and 19)	352	-
Insurance claims receivable	3,906	5,720
Prepaid lease rentals (Note 11)	4,982	8,745
Accrued charter revenue (Note 12)	457	427
Prepayments and other	3,546	7,430
Total current assets	145,056	150,321
FIXED ASSETS, NET:
Capital leased assets (Note 11)	242,966	388,029
Vessels, net (Note 6)	2,004,650	1,753,300
Total fixed assets, net	2,247,616	2,141,329
NON-CURRENT ASSETS:
Equity method investments (Note 9)	117,931	149,563
Prepaid lease rentals, non-current (Note 11)	35,829	53,877
Accounts receivable, non-current (Note 3)	1,425	1,500
Deferred charges, net (Note 7)	22,809	22,668
Restricted cash	48,708	41,044
Accrued charter revenue, non-current (Note 12)	569	288
Other non-current assets (Note 4)	12,612	12,864
Total assets	$2,632,555	$2,573,454
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$183,828	$181,353
Accounts payable	4,047	4,178
Due to related parties (Note 3)	371	205
Capital lease obligations, net (Note 11)	14,307	28,779
Accrued liabilities	15,225	15,161
Unearned revenue (Note 12)	18,356	19,747
Fair value of derivatives (Notes 18 and 19)	32,462	19,752
Other current liabilities	1,712	1,876
Total current liabilities	270,308	271,051
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,134,764	924,096
Capital lease obligations, net of current portion (Note 11)	217,810	338,566
Fair value of derivatives, net of current portion (Notes 18 and 19)	19,655	12,505
Unearned revenue, net of current portion (Note 12)	26,508	19,446
Total non-current liabilities	1,398,737	1,294,613
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	963,904	982,399
Retained earnings	44,247	55,435
Accumulated other comprehensive loss (Notes 18 and 20)	(44,649)	(30,052)
Total stockholders' equity	963,510	1,007,790
Total liabilities and stockholders' equity	$2,632,555	$2,573,454

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Income
For the nine-month periods ended September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

	Nine-month period ended September 30,
	2015	2016
REVENUES:
Voyage revenue	$368,102	$358,055
EXPENSES:
Voyage expenses	(1,902)	(1,456)
Voyage expenses-related parties (Note 3)	(2,757)	(2,686)
Vessels' operating expenses	(88,554)	(79,648)
General and administrative expenses	(2,181)	(2,436)
General and administrative expenses – related parties (Note 3)	(9,094)	(5,989)
Management fees-related parties (Note 3)	(14,615)	(14,441)
Amortization of dry-docking and special survey costs (Note 7)	(5,434)	(5,937)
Depreciation (Notes 6, 11 and 20)	(76,034)	(75,786)
Amortization of prepaid lease rentals (Note 11)	(3,726)	(4,579)
Loss on sale / disposal of vessels, net (Note 6)	-	(4,440)
Foreign exchange gains / (losses), net	15	(334)
Operating income	163,820	160,323
OTHER INCOME / (EXPENSES):
Interest income	1,053	1,140
Interest and finance costs (Notes 2 and 16)	(61,092)	(55,090)
Swaps breakage cost (Note 18)	-	(9,404)
Equity gain / (loss) on investments (Note 9)	38	(460)
Other, net	404	551
Gain / (Loss) on derivative instruments, net (Notes 2 and 18)	1,213	(4,350)
Total other expenses	(58,384)	(67,613)
Net Income	$105,436	$92,710
Earnings allocated to Preferred Stock (Note 15)	(12,637)	(15,797)
Net income available to Common Stockholders	92,799	76,913
Earnings per common share, basic and diluted (Note 15)	$1.24	$1.01
Weighted average number of shares, basic and diluted	74,952,340	75,814,641

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars)

	September 30,
	2015	2016
Net income for the period	$105,436	$92,710
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	(1,357)	13,453
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	77	68
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	-	1,076
Other comprehensive income / (loss) for the period	$(1,280)	$14,597
Total comprehensive income for the period	$104,156	$107,307

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the nine-month periods ended September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
									Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings
												Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
BALANCE, January 1, 2015	-	$-	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(56,134)	$103	$802,642
- Net income	-	-	-	-	-	-	-	-	-	-	105,436	105,436
- Preferred stock Series D issuance	4,000,000	-	-	-	-	-	-	-	96,850	-	-	96,850
- Preferred stock Series D expenses	-	-	-	-	-	-	-	-	(234)	-	-	(234)
- Issuance of common stock (Note 3)	-	-	-	-	-	-	448,800	-	7,219	-	-	7,219
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(64,458)	(64,458)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(12,637)	(12,637)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	(1,280)	-	(1,280)
BALANCE, September 30, 2015	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,248,800	$8	$962,500	$(57,414)	$28,444	$933,538

BALANCE, January 1, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510
- Net income	-	-	-	-	-	-	-	-	-	-	92,710	92,710
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	2,059,048	-	18,495	-	-	18,495
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(65,725)	(65,725)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(15,797)	(15,797)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	14,597	-	14,597
BALANCE, September 30, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	77,457,448	$8	$982,399	$(30,052)	$55,435	$1,007,790

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars)

	September 30,
	2015	2016
Cash Flows From Operating Activities:
Net income:	$105,436	$92,710
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76,034	75,786
Amortization of debt discount	(640)	(487)
Amortization of prepaid lease rentals	3,726	4,579
Amortization and write-off of financing costs	1,424	2,032
Amortization of deferred dry-docking and special survey costs	5,434	5,937
Equity based payments	7,219	4,114
Gain on derivative instruments, net	(11,508)	(2,163)
Loss on sale / disposal of vessels, net	-	4,440
Equity (gain) / loss on investments	(38)	460
Changes in operating assets and liabilities:
Accounts receivable	775	(182)
Due from related parties	613	2,666
Inventories	(1,044)	228
Insurance claims receivable	(1,635)	(1,814)
Prepayments and other	(1,866)	(3,884)
Accounts payable	450	131
Due to related parties	282	(166)
Accrued liabilities	582	(3,785)
Unearned revenue	(474)	(466)
Other current liabilities	(280)	164
Dry-dockings	(6,952)	(5,868)
Accrued charter revenue	2,029	(4,894)
Net Cash provided by Operating Activities	179,567	169,538
Cash Flows From Investing Activities:
Equity method investments	(26,498)	(32,092)
Debt securities capital redemption	-	46
Additions to vessel cost	(1,792)	(2,724)
Proceeds from the sale of vessels, net	-	3,629
Net Cash used in Investing Activities	(28,290)	(31,141)
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	96,616	-
Capital lease proceeds	-	151,848
Capital lease repayment	(10,039)	(14,362)
Proceeds from long-term debt	-	39,000
Repayment of long-term debt	(148,176)	(252,907)
Payment of financing costs	-	(3,526)
Dividends paid	(75,199)	(67,141)
Decrease in restricted cash	7,045	15,306
Net Cash used in Financing Activities	(129,753)	(131,782)
Net increase in cash and cash equivalents	21,524	6,615
Cash and cash equivalents at beginning of the period	113,089	100,105
Cash and cash equivalents at end of the period	$134,613	$106,720

Supplemental Cash Information:
Cash paid during the period for interest	$34,629	$36,796

The accompanying notes are an integral part of these unaudited interim consolidated financial statement

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:
The accompanying unaudited interim consolidated financial statements include the accounts of Costamare Inc. ("Costamare") and its wholly-owned subsidiaries (collectively, the "Company"). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.
Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the "Konstantakopoulos Family"). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering ("Initial Public Offering") in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3) in accordance with the Group Management Agreement until November 2, 2015, and the Services Agreement from November 2, 2015, respectively. On March 31, 2016, June 30, 2016 and September 30, 2016, the Company issued 448,800 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the "plan") (Note 14). Under the plan, the Company issued to its common stockholders 1,610,248 shares, increasing the issued share capital to 77,457,448 shares. At September 30, 2016, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 65.8% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the "Series B Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share and, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the "Series D Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share.
As of September 30, 2016 and December 31, 2015, the Company owned and/or operated a fleet of 53 and 54 container vessels, respectively, with a total carrying capacity of approximately 314,423 and 317,774 twenty-foot equivalent units ("TEU"), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world's leading liner operators under long, medium and short-term time charters.
At September 30, 2016, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands.
Revenues for the nine-month periods ended September 30, 2015 and 2016, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2015	2016
A	26%	27%
B	31%	30%
C	13%	13%
D	18%	19%
Total	88%	89%

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes to these policies in the nine-month period ended September 30, 2016, except for as discussed below.
(a) Debt issuance costs: In April 2015, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn't be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.
On January 1, 2016, the Company adopted ASU No. 2015-03 Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt and capital lease obligation. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $6,006 and has decreased the amount of the related current and non-current obligations by $1,658 and $4,348, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 10 and 11). This reclassification has no impact on the Company's results of operations, cash flows and net assets for any period.
(b) On January 1, 2016 the Company changed the presentation of interest accrued and realized on non-hedging derivative instruments and reclassified such from the Interest and Finance costs  line item to Gain / (Loss) on derivative instruments, net on the consolidated statements of income. Comparative figures have been recast to reflect this change in presentation.
(c) On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.
New accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments – Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-07—Investments—Equity Method and Joint Ventures (Topic 323) to simplify the accounting for equity method investments which eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This update is effective for all entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance in ASU 2014-09 and has the same effective date as the original standard. On August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In June 2016, the FASB issued ASU 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.
3. Transactions with Related Parties:
(a) Costamare Shipping Company S.A. (the "Manager" or "Costamare Shipping") and Costamare Shipping Services Ltd. ("Costamare Services"): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial services.
Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. ("Shanghai Costamare"), which is also controlled by Mr. Konstantinos Konstantakopoulos, or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships in exchange for a daily fee for each containership.
On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the "Group Management Agreement") which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping and in respect of the flat fee for the supervision of each newbuild ordered by the Company and, beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares (which is equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015) payable quarterly in arrears. No separate payment is made for the services of the Company's executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the "Framework Agreement") and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the "Services Agreement"), a company controlled by the Company's Chairman and Chief Executive Officer and members of his family. On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company's Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

Under the Group Management Agreement until November 2, 2015 and the Framework Agreement and the Services Agreement from November 2, 2015, Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015 and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company's fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.
After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.
On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the "Co-operation Agreement") with third-party ship managers V.Ships Greece Ltd. ("V.Ships Greece"), pursuant to which the two companies established a ship management cell (the "Cell") under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company's container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.
The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement until November 2, 2015 and the Framework Agreement from November 2, 2015 onwards. As at September 30, 2016, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare's vessels.
Management fees charged by Costamare Shipping in the nine-month periods ended September 30, 2015 and 2016, amounted to $14,451 and $14,441 respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $2,686 for the nine-month period ended September 30, 2016 ($2,757 for the nine-month period ended September 30, 2015), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2016, (ii) $1,875, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2016 ($1,875 for the nine-month period ended September 30, 2015) and (iii) $4,114 representing the fair value of 448,800 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2016 ($7,219 for the nine-month period ended September 30, 2015). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 and $1,500 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2015 and 2016 consolidated balance sheets, respectively.
During the nine-month periods ended September 30, 2015 and 2016, the Manager charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amount of $1, 356 and $1,989, respectively for services provided in accordance with the respective management agreements.
The balance due from the Manager at December 31, 2015 and September 30, 2016, amounted to $3,728 and $2,740, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2015 and September 30, 2016, amounted to $371 and $205, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Ciel Shipmanagement S.A. ("CIEL"): CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company's vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. Management fees charged by CIEL in the nine-month periods ended September 30, 2015 and 2016, amounted to $164 and $nil, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at both December 31, 2015 and September 30, 2016 amounted to $606 and is included in Due from related parties in the accompanying consolidated balance sheets.
(c) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company's Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare's General Manager. Shanghai Costamare is a company incorporated in the Peoples' Republic of China and is not part of the consolidated group of the Company but is a related party. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company's vessels have been subcontracted from the Manager to Shanghai Costamare. As of September 30, 2016, Shanghai Costamare provided such services to fifteen (13 as of December 31, 2015) of the Company's containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2015 and September 30, 2016.
4. Other non-current assets:
As of July 16, 2014, Zim Integrated Services ("Zim") and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim's equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the nine-month period ended September 30, 2016, the Company recorded $487 in relation to their fair value unwinding ($640 for the nine-month period ended September 30, 2015), which is included in "Interest income" in the consolidated statement of income for the nine-month period ended September 30, 2016. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at September 30, 2016, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. The equity securities are carried at cost in the accompanying consolidated balance sheet as at September 30, 2016, which approximates the fair value of the instruments at inception considering that it relates to a nonmonetary exchange (as described above). No dividends have been received from Zim since July 16, 2014. During the nine-month period ended September 30, 2016, the Company received $46 capital redemption, of the Series 1 Notes, reducing the principal to $1,406. As of September 30, 2016, the Company has assessed for other than temporary impairment of its investment in Zim and has concluded that no impairment existed.

5. Inventories:

Inventories of $10,578 and $10,350 in the accompanying balance sheets at December 31, 2015 and September 30, 2016, respectively relate to bunkers, lubricants and spare parts.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	2,950,042	(945,392)	2,004,650
Depreciation	-	(68,933)	(68,933)
Other vessels' costs	2,724	-	2,724
Disposals	(12,228)	4,249	(7,979)
Sale and leaseback (Note 11)	(196,676)	19,514	(177,162)
Balance, September 30, 2016	2,743,862	(990,562)	1,753,300

On July 6, 2016 and July 15, 2016, the Company entered into an agreement with a financial institution to refinance the then outstanding balance of the loan relating to MSC Athens and MSC Athos under a seven-year sale and leaseback transaction (Note 11). Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on charter with their initial time charterer.

During the nine-month period ended September 30, 2016, the Company sold for demolition the container vessel Karmen at a price of $3,953 and recognized a loss of $4,440, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2016 consolidated statement of income.
Forty-six of the Company's vessels, with a total carrying value of $1,738,529 as of September 30, 2016, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the five vessels under the sale and leaseback transaction described in Note 11.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Dry-docking and Special Survey Costs
Balance, December 31, 2015	22,809
Additions	5,868
Amortization	(5,937)
Write-off	(72)
Balance, September 30, 2016	22,668

During the nine-month period ended September 30, 2015 seven vessels underwent and completed their special surveys. During the nine-month period ended September 30, 2016 six vessels underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. ("Costamare Ventures"), entered into a Framework Deed (the "Framework Deed") with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, "York") to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed  and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.
The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the "Restated Framework Deed"). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.
On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at September 30, 2016, the Company holds a range of 25% to 49% of the capital stock of nineteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

9. Equity method investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

		Participation %	Date Established
Entity	Vessel/Hull	September 30, 2016	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015
Connell Maritime Co.	n/a	40%	December 18, 2013

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

During the year ended December 31, 2013, in accordance with the Framework Deed, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated. Furthermore, during the nine-month period ended September 30, 2016, Costamare Ventures contributed the amount of $294 in the equity of Steadman Maritime Co. During the nine-month period ended September 30, 2016 the Company received in the form of special dividend the amount of $294 from Horton Maritime Co. and Marchant Maritime Co.
During the same year, 2013, Costamare Ventures participated with a 49% interest in the equity of Kemp Maritime Co. and Hyde Maritime Co. which entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing in aggregate $921 during the year ended December 31, 2015 and $1,939 during the nine-month period ended September 30, 2016. In June 2016, the two ship-owning companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $88,000, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P. participate as corporate guarantors (Note 13 (c)).
During the year ended December 31, 2015, Costamare Ventures participated with a 25% interest in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., which entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $13,200 and $4,533 during the nine-month period ended September 30, 2016. In August 2016, the two ship-owning companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $86,600, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P. participate as corporate guarantors (Note 13 (c)).
During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years. Upon novation of the contracts, the Company received the amount of $23,400 in the form of a dividend. During the year ended December 31, 2015 and the nine-month period ended September 30, 2016, Costamare Ventures contributed in aggregate $1,090 and $24,341, respectively, to such companies.
During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing the amount of $6,669 and a 49% interest in the equity of Smales Maritime Co. by contributing the amount of $4,654 for the acquisition of the secondhand vessel Elafonisos of which $251 was refunded to the Company during the year ended December 31, 2015. Furthermore, during the nine-month period ended September 30, 2016, Costamare Ventures contributed the amount of $164 in the equity of Smales Maritime Co.
During the year ended December 31, 2015, Costamare Ventures participated with a 49% interest in the equity of Geyer Maritime Co. by contributing the amount of $3,212 for the acquisition of the secondhand vessel Arkadia and a 49% interest in the equity of Skerrett Maritime Co., which entered into a ship-building contract for the construction of an 11,000 TEU container vessel. During the year ended December 31, 2015 and the nine-month period ended September 30, 2016, Costamare Ventures contributed to Skerrett Maritime Co., in aggregate, the amount of $21,662 and $123, respectively. Costamare Ventures also participated with a 49% interest in the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing in aggregate the amount of $637 during the year ended December 31, 2015 and $2,925 during the nine-month period ended September 30, 2016.
During the same year, 2015, Costamare Ventures participated with a 49% interest in the equity of Platt Maritime Co. and Sykes Maritime Co., which entered into ship-building contracts for the construction of two 3,800 TEU container vessels, by contributing $4,410, in the aggregate. In December 2015, these two companies agreed to novate their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of seven years. Upon novation of the contracts in February 2016, the Company received the amount of $2,744 in the form of special dividend.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

For the nine-month periods ended September 30, 2015 and 2016, the Company recorded net gains of $38 and net losses of $460, respectively, which are separately reflected as Equity gain / (loss) on investments in the accompanying consolidated statements of income. Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2015 and September 30, 2016, the aggregate balance due from the three companies, amounted to $1,678 and nil, respectively and are included in Due from related parties in the accompanying consolidated balance sheets.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2015	September 30, 2016
Non-current assets	290,805	746,472
Current assets	11,969	26,050
	302,774	772,522

Current liabilities	5,335	25,751

	Nine-month periods ended September 30,
	2015	2016
Voyage revenue	11,114	23,027
Net loss	(416)	(760)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2015	September 30, 2016
1.	Credit Facility		495,993	428,575
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	82,500	-
	2.	Mas Shipping Co.	30,625	22,375
	3.	Montes Shipping Co. and Kelsen Shipping Co.	66,000	60,000
	4.	Capetanissa Maritime Corporation	45,000	-
	5.	Rena Maritime Corporation	42,500	37,500
	6.	Costamare Inc.	60,463	52,850
	7.	Costamare Inc.	111,417	-
	8.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	193,545	182,084
	9.	Raymond Shipping Co. and Terance Shipping Co.	126,878	118,693
	10.	Costamare Inc.	68,170	56,190
	11.	Uriza Shipping S.A.	-	37,917
	12.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	-	113,000
			827,098	680,609
		Total	1,323,091	1,109,184
		Less: Deferred financing costs	(4,499)	(3,735)
		Total long term debt, net	1,318,592	1,105,449
		Less: Long-term debt current portion	(185,259)	(182,679)
		Add: Deferred financing costs, current portion	1,431	1,326
		Total long term debt, non-current, net	1,134,764	924,096

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

A. Credit Facility:On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the "Facility") for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company's option) LIBOR plus margin.
On September 28, 2016, the Company entered into a ninth supplemental agreement which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement, amended the margin and mortgaged four additional vessels in favor of the lending banks.
Under the supplemental agreement, the outstanding balance of the Facility as of September 30, 2016 (after giving effect to a quarterly installment payment made on September 30, 2016), is repayable in 18 equal, consecutive quarterly installments, of $22,473 each plus a final installment of $24,061.
The Facility, as of September 30, 2016, was secured with, among others, first priority mortgages over 22 of the Company's vessels, first priority assignment of vessels' insurances and earnings, charter party assignments, first priority pledges over the operating accounts of the vessels and corporate guarantees of 22 ship-owning companies.
The Facility and certain of the term loans described under Note 10.B below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000. The Company's other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

B. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. On August 10, 2016, the two subsidiaries entered into a new loan agreement (Note 10.B.12) along with Capetanissa Maritime Corporation (Note 10.B.4), in order to extend the repayment and amend the repayment profile of the then outstanding loan in the amount of $78,000.
2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at September 30, 2016, the outstanding balance of the loan of $22,375 is repayable in 3 equal semi-annual installments of $4,125, each from February 2017 to February 2018 and a balloon payment of $10,000 payable together with the last installment.
3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, these two subsidiaries of Costamare entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. As at September 30, 2016, the outstanding balance of the loan of $60,000 is repayable in 9 consecutive semi-annual variable installments from December 2016 until December 2020 and a balloon payment of $12,000 payable together with the last installment.
4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Capetanissa Maritime Corporation entered into a new loan agreement (Note 10.B.12) along with Costis Maritime Corporation and Christos Maritime Corporation (Note 10.B.1), in order to extend the repayment and amend the repayment profile of the then outstanding loan in the amount of $38,500.
5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at September 30, 2016, the outstanding balance of the loan of $37,500 is repayable in 3 equal semi-annual installments of $2,500 each from February 2017 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

6. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of September 30, 2016, the Company had drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at September 30, 2016, the outstanding balance of the tranche (a) of the loan of $19,250 is repayable in 12 equal quarterly installments of $962.5 from November 2016 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at September 30, 2016, the outstanding balance of the tranche (b) of the loan of $22,050 is repayable in 13 equal quarterly installments of $1,050 from October 2016 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at September 30, 2016, the outstanding balance of the tranche (c) of the loan of $11,550 is repayable in 14 equal quarterly installments of $525 from November 2016 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the tranche (e) of the loan was fully repaid.
7. In April 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to $140,000 to finance part of the construction cost of Hulls S4010 (MSC Athens) and S4011 (MSC Athos). Through December 31, 2013, the Company had drawn $133,700 in the aggregate for the two hulls which were delivered in March and April 2013, respectively. On July 6, 2016 and July 15, 2016, the outstanding balance of the loan was fully repaid with the proceeds from the sale and leaseback transaction described in Note 11.
8. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of Hulls S4020, S4022 and S4024. The facility has been drawn down in three tranches. As at September 30, 2016, the aggregate outstanding balance of tranches (a) and (b) of $119,691 relating to Hull S4020 (Valor) and Hull S4022 (Valiant), is each repayable in 15 equal quarterly installments for each tranche of $1,273.4 from October 2016 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at September 30, 2016, the outstanding balance of the tranche (c) of $62,393 relating to Hull S4024 (Vantage) is repayable in 17 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from November 2016 to November 2020.
9. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of Hulls S4021 and S4023. As at September 30, 2016, the outstanding balance of the tranche (a) of $58,664 relating to Hull S4021 (Value), is repayable in 15 equal quarterly installments of $1,364.3 from December 2016 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at September 30, 2016, the outstanding balance of tranche (b) of the loan of $60,029 relating to Hull S4023 (Valence) is repayable in 16 equal quarterly installments of $1,364.3 from November 2016 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.
10. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. On June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012. In April 11, 2014, the Company entered into a further supplemental agreement, for an amount of $9,000 to partly finance the acquisition of the vessel Neapolis. The Company repaid in May 2014 the amount of $6,495 due to the sale of the vessel Konstantina, in September 2014 the amount of $6,000 due to the sale of the vessel Akritas, in November 2015 the amount of $3,900 due to the sale of MSC Challenger and in July 2016 the amount of $3,835 due to the sale of Karmen. As at September 30, 2016, the outstanding balance of $56,190 is repayable in 9 equal quarterly installments of $2,715 from December 2016 to December 2018 and a balloon payment of $31,755 payable together with the last installment.
11. On May 6, 2016, Uriza Shipping S.A., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of September 30, 2016, the outstanding balance of $37,917 is repayable in 19 equal quarterly installments of $1,083.3, from November 2016 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

12. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate (Notes 10.B.1 and 10.B.4). As of September 30, 2016, the outstanding balance of $113,000 is repayable in 19 variable quarterly installments, from November 2016 to August 2021 and a balloon payment of $43,500 payable together with the last installment.
The Company considered the provisions of ASC 470-50 Debt: Modifications and Extinguishments for the loans discussed above in A, B.1, B.3 and B.4, which were accounted for as loan modifications.
The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses ("VMC") in the range of 80% to 125% and restrictions in dividend payments if an event of default which has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual repayments under the Credit Facility and the term loans after September 30, 2016, are in the aggregate as follows:

Year ending December 31,	Amount
2016	45,357
2017	182,679
2018	244,934
2019	168,206
2020	349,092
2021	118,916
1,109,184

The interest rate of Costamare's long-term debt as at December 31, 2015 and September 30, 2016, was in the range of 1.11%-6.75% and 1.98%-6.75%, respectively. The weighted average interest rate as at December 31, 2015 and September 30, 2016, was 4.2% and 4.8%, respectively.
Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 16) for the nine-month periods ended September 30, 2015 and 2016, amounted to $45,987 and $38,463, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.
C. Financing Costs
The amounts of financing costs included in the loan balances are analyzed as follows:

Balance, December 31, 2015	4,499
Additions	982
Amortization	(1,160)
Write-off	(586)
Balance, September 30, 2016	3,735
Less: Current portion of financing costs	(1,326)
Financing costs, non-current portion	2,409

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company's financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

11. Capital Leased Assets and Capital Lease Obligations:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels, by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each.
On July 6, 2016 and July 15, 2016 the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Athos and MSC Athens (Note 10.B.7), by entering into a seven-year sale and leaseback transaction for each vessel.
The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals. In this respect, in 2014 an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals. In 2016, with respect to MSC Athens and MSC Athos transaction and aggregate amount of $26,390 (including the net settlements on interest rate swaps qualifying for hedge accounting of $1,076) was transferred to prepaid lease rentals.
The total value of the three first vessels at the inception of the capital lease transactions amounted to $256,716 and the total value of the two vessels added in 2016, amounted to $151,848. The depreciation charged during the nine-month periods ended September 30, 2015 and 2016, amounted to $5,670 and $6,785 respectively and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2015 and September 30, 2016, the accumulated depreciation amounted to $13,750 and $20,535 respectively and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2015 and September 30, 2016, the net book value of the vessels amounted to $242,966 and $388,029 respectively and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheet.

The balance of prepaid lease rentals, as of December 31, 2015 and September 30, 2016, is analyzed as follows:

	December 31, 2015	September 30, 2016
Prepaid lease rentals	45,793	40,811
Additions	-	26,390
Less: Amortization of prepaid lease rentals	(4,982)	(4,579)
Prepaid lease rentals	40,811	62,622
Less: current portion	(4,982)	(8,745)
Non-current portion	35,829	53,877

The capital lease obligations amounting to $371,110 as at September 30, 2016, are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the nine-month periods ended September 30, 2015 and 2016 amounted to $12,904 and $13,476, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The annual lease payments under the capital leases after September 30, 2016, are in the aggregate as follows:

Year ending December 31,	Amount
2016	11,234
2017	44,906
2018	44,906
2019	44,906
2020	44,991
2021 and thereafter	264,683
Total	455,626
Less: Amount of interest (MSC Azov, MSC Ajaccio and MSC Amalfi)	(84,516)
Total lease payments	371,110
Less: Financing costs, net	(3,765)
Total lease payments, net	367,345

The total capital lease obligations, net of related financing costs are presented in the accompanying September 30, 2016, consolidated balance sheet as follows:

Capital lease obligation – current	29,489
Less: current portion of financing costs	(710)
Capital lease obligation – non current	341,621
Less: non-current portion of financing costs	(3,055)
367,345

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current:The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2015 and September 30, 2016, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates.
As at December 31, 2015, the net accrued charter revenue, totaling to ($35,369) comprises $457 separately reflected in Current assets, $569 separately reflected in Non-current assets, and ($36,395) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2015 consolidated balance sheet. As at September 30, 2016, the net accrued charter revenue, totaling to ($30,475) comprises $427 separately reflected in Current assets, $288 separately reflected in Non-current assets, and ($31,190) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. The maturities of the net accrued charter revenue of September 30, 2016 as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2016	(2,839)
2017	(11,336)
2018	(8,898)
2019	(6,602)
2020	(800)
(30,475)

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2015 and September 30, 2016, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2015	September 30, 2016
Hires collected in advance	8,469	8,003
Charter revenue resulting from varying charter rates	36,395	31,190
Total	44,864	39,193
Less current portion	(18,356)	(19,747)
Non-current portion	26,508	19,446

13. Commitments and Contingencies:

(a) Time charters: As at September 30, 2016, the Company has entered into time charter arrangements on all of its vessels in operation, with the exception of one vessel, with international liner operators. These arrangements as at September 30, 2016, have remaining terms of up to 90 months. After September 30, 2016, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels' committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2016	108,716
2017	384,269
2018	198,759
2019	122,306
2020	93,841
2021 and thereafter	217,011
1,124,902

(b) Capital Commitments: Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $24,779 representing 49% of the remaining construction cost of four vessels under construction (Note 9).

(c) Debt Guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own Hulls NCP0115, NCP0116, NCP0113 and NCP0114 respectively. As at September 30, 2016, Costamare has guaranteed $88,000 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9) and $86,600 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.
(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity ("P&I") Clubs, members of the International Group of P&I Clubs.

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Konstantakopoulos Family. On July 12, 2010, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the "Stock Split"). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

During 2015, the Company issued 448,800 shares, in aggregate, at par value of $0.0001 to Costamare Shipping pursuant to the Group Management Agreement (Note 3). On December 31, 2015, the Company issued 149,600 shares, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). On March 31, 2016, June 30, 2016 and September 30, 2016 the Company issued 448,800 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share based payment awards outstanding during the nine-month period ended September 30, 2016.

On July 6, 2016, the Company implemented the plan. The plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividend automatically reinvested in Company common stock. Participation in the plan is optional, and shareholders who decide not to participate in the plan will continue to receive cash dividends, as declared and paid in the usual manner. During the nine-month period ended September 30, 2016, the Company issued 1,610,248 shares at par value of $0.0001 to its common stockholders, at a price of $8.9315 per share.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Preferred Stock in the United States under the Securities Act, which pay a dividend of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

On January 22, 2014, the Company issued 4,000,000, Series C Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

On May 13, 2015, the Company issued 4,000,000, Series D Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.75% per annum in arrears on a quarterly basis (equal to $2.1875 per annum per share) at $25 per share. At any time after May 13, 2020, the Series D Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,616.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the plan.

(d) Dividends declared and / or paid: During the nine-month period ended September 30, 2015, the Company declared and paid to its common stockholders (i) $20,944 or $0.28 per common share for the fourth quarter of 2014, (ii) $21,736 or $0.29 per common share for the first quarter of 2015 and (iii) $21,779 or $0.29 per common share for the second quarter of 2015. During the nine-month period ended September 30, 2016, the Company declared and paid to its common stockholders (i) $21,866 or $0.29 per common share for the fourth quarter of 2015 (ii) $21,908 or $0.29 per common share for the first quarter of 2016 and (iii) paid $7,570 or $0.29 per share and issued 1,610,248 shares pursuant to the plan.

During the nine-month period ended September 30, 2015 the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2014 to January 14, 2015, (ii) $953 or $0.476563 per share for the period from January 15, 2015 to April 14, 2015 and (iii) $953 or $0.476563 per share for the period from April 15, 2015 to July 14, 2015. During the nine-month period ended September 30, 2016 the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016, (ii) $953 or $0.476563 per share for the period from January 15, 2016 to April 14, 2016 and (iii) $953 or $0.476563 per share for the period from April 15, 2016 to July 14, 2016.

During the nine-month period ended September 30, 2015, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2014 to January 14, 2015, (ii) $2,125 or $0.531250 per share for the period from January 15, 2015 to April 14, 2015 and (iii) $2,125 or $0.531250 per share for the period from April 15, 2015 to July 14, 2015. During the nine-month period ended September 30, 2016, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2015 to January 14, 2016, (ii) $2,125 or $0.531250 per share for the period from January 15, 2016 to April 14, 2016 and (iii) $2,125 or $0.531250 per share for the period from April 15, 2016 to July 14, 2016.

During the nine-month period ended September 30, 2015, the Company declared and paid to its holders of Series D Preferred Stock $1,506 or $0.376736 per share for the period from May 13, 2015 to July 14, 2015. During the nine-month period ended September 30, 2016, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016, (ii) $2,188 or $0.546875 per share for the period from January 15, 2016 to April 14, 2016 and (iii) $2,188 or $0.546875 per share for the period from April 15, 2016 to July 14, 2016.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. In January 2014, the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Additionally, in May 2015, the Company issued Series D Preferred Stock, receiving an annual dividend of 8.75% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the nine-month periods ended September 30, 2015 and 2016, amounted to $12,637 and $15,797, respectively.

	September 30,
	2015	2016
	Basic EPS	Basic EPS
Net income	$105,436	$92,710
Less: paid and accrued earnings allocated to Preferred Stock	(12,637)	(15,797)
Net income available to common stockholders	92,799	76,913
Weighted average number of common shares, basic and diluted	74,952,340	75,814,641
Earnings per common share, basic and diluted	$1.24	$1.01

16.  Interest and Finance Costs:

 The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Nine-month periods ended September 30,
	2015	2016
Interest expense	33,910	35,730
Swap effect	24,981	16,209
Amortization and write-off of financing costs	1,424	2,032
Commitment fees	585	60
Other financing costs	-	866
Bank charges and other	192	193
	61,092	55,090

17. Taxes:

Under the laws of the countries of incorporation for the vessel owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

18. Derivatives:
(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.
These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company's Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in "Other comprehensive income" and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.
At December 31, 2015 and September 30, 2016, the Company had interest rate swap agreements with an outstanding notional amount of $904,627 and $811,679, respectively. The fair value of these interest rate swaps outstanding at December 31, 2015 and September 30, 2016, amounted to a liability of $39,654 and a liability of $24,926, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.
During the nine-month periods ended September 30, 2015 and 2016, the realized ineffectiveness on the interest rate swaps discussed under (a) above was a loss of $60, and $nil, respectively and are included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.
During the nine-month period ended September 30, 2016, the Company terminated an interest rate derivative instrument and paid the counter party a breakage cost of $9,404, which is separately reflected in Swaps breakage cost in the accompanying 2016 consolidated statement of income.
The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $14,733.
(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2015 and September 30, 2016, the Company had interest rate swap agreements with an outstanding notional amount of $207,439 and $238,619, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2015 and September 30, 2016, was a liability of $12,463 and a liability of $7,331, respectively and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.
(c) Foreign currency agreements: As of September 30, 2016, the Company did not have any outstanding Euro/U.S. dollar forward agreements.
As of December 31, 2015, the Company was engaged in sixteen Euro/U.S. dollar forward agreements totaling $20,000 at an average forward rate of Euro/U.S. dollar 1.0725 expiring in monthly intervals up to August 2016.

The total change of forward contracts fair value for the nine-month period ended September 30, 2016, was a loss of $352 (gain of $1,243 for the nine-month period ended September 30, 2015) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The Effect of Derivative Instruments for the nine-month periods ended September 30, 2015 and 2016
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2015	2016		2015	2016
Interest rate swaps	(26,338)	(2,756)	Gain / (Loss) on derivative instruments, net	(60)	-
Reclassification to Interest and finance costs	24,981	16,209		-	-
Total	(1,357)	13,453		(60)	-

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2015	2016
Non hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	30	(3,998)
Ineffective portion of hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	(60)	-
Forward contracts	Gain / (Loss) on derivative instruments, net	1,243	(352)
Total		1,213	(4,350)

The realized loss on non-hedging interest rate swaps included in "Gain / (Loss) on derivative instruments, net" amounted to $10,295 and $6,513 for the nine-month period ended September 30, 2015 and 2016, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company's interest rates and loan repayment terms are described in Note 10.
(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers' and investees' financial condition and generally does not require collateral for its accounts receivable.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.
The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2015 and September 30, 2016, the fair value of these interest rate swaps in aggregate amounted to a liability of $52,117 and $32,257, respectively.
The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2015 and September 30, 2016, amounted to an asset of $352 and $0, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	352	-	352	-
Interest rate swaps-liability position	(52,117)	-	(52,117)	-
Total	(51,765)	-	(51,765)	-

	September 30, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	-	-	-	-
Interest rate swaps-liability position	(32,257)	-	(32,257)	-
Total	(32,257)	-	(32,257)	-

20. Comprehensive Income:
During the nine-month period ended September 30, 2015, Other comprehensive income increased with net losses of $1,280 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $26,338), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $24,981) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($77). During the nine-month period ended September 30, 2016, Other comprehensive income decreased with net gains of $14,597 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $2,756), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $16,209), (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($68) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($1,076).
As at September 30, 2015 and 2016, Comprehensive income amounted to $104,156 and $107,307, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $14,733.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

21. Subsequent Events:

(a)
Declaration of Dividends (common stock): On October 4, 2016, the Company declared a dividend for the third quarter ended September 30, 2016, of $0.10 per share on its common stock, payable on November 4, 2016, to stockholders of record on October 21, 2016.

(b)
Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On October 4, 2016, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock and a dividend of $0.546875 per share on its Series D Preferred Stock which were all paid on October 17, 2016 to holders of record on October 14, 2016.

(c)	Issuance of Common Stock: On November 4, 2016, pursuant to the plan, the Company issued 817,832 shares at par value of $0.0001 to its common stockholders, at a price of $6.2961 per share.